BSI 2000, Inc.
12600 West Colfax Avenue, Suite B410
Lakewood, Colorado 80215

March 27, 2006

VIA EDGAR AND FACSIMILE (202-772-9210)

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
Washington, DC 20549

Re:	BSI2000, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
File No. 000-28287

Dear Mr. Krikorian:

This letter has been prepared in response to your request for BSI 2000, Inc. (“BSI 2000” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your March 22, 2006 letter to me (the “Comment Letter”) concerning the above-referenced: (i) Form 10-KSB for the Fiscal Year Ended December 31, 2004 (the “Form 10-KSB”); (ii) Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 (the “Form 10-QSBs”); and (iii) Form 10-KSB/A for Fiscal Year Ended December 31, 2004 (the “Form 10-KSB/A”).

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Form 10-KSB/A-For The Year Ended December 31, 2004
Notes to Consolidated Financial Statements
Note 5 - Convertible Debt, page F-12
Prior Comment No. 1

COMMENT 1:	We note your response to our prior comment. We believe that DIG B16 directs you to analyze the embedded derivative under paragraph 13 of SFAS 133. This view is supported by DIG B39 which notes that paragraph 13(b) is not applicable in certain cases that suggest that paragraph 13(a) is applicable. See Example 1 of DIG B39. Confirm that you will not meet the condition in 13(a). If so, the call will not need to be bifurcated

RESPONSE:	BSI HAS REVIEWED DIG B39 AND CONCLUDED THAT THE CONDITIONS IN PARAGRAPH 13(B) OF SFAS 133 DO NOT APPLY AS THE EMBEDDED CALL OPTION IN THE HYBRID INSTRUMENT CAN BE EXERCISED ONLY BY THE DEBTOR.

THE COMPANY ALSO NOTES THAT DIG B39 DOES NOT AFFECT THE APPLICATION OF THE CONDITION IN PARAGRAPH 13(A) OF SFAS 133.

Stephen Krikorian
March 27, 2006

IN BSI’S REVIEW OF SFAS 133, PARAGRAPH 13(A), THE COMPANY NOTES THAT AN EMBEDDED INSTRUMENT IS CONSIDERED TO BE CLEARLY AND CLOSELY RELATED TO THE HOST CONTRACT UNLESS THE HYBRID INSTRUMENT CAN BE CONTRACTUALLY SETTLED IN SUCH A WAY THAT THE INVESTOR WOULD NOT RECOVER SUBSTANTIALLY ALL OF ITS INITIAL RECORDED INVESTMENT.

THE SECURED DEBENTURES PROVIDE THAT THE REDEMPTION PRICE IS 120% OF THE AMOUNT REDEEMED PLUS ACCRUED INTEREST.

AS A RESULT OF THE COMPANY’S REVIEW OF DIG B39 AND SFAS 133, PARAGRAPHS 13(A) AND (B), BSI CONCLUDES THAT THE HYBRID INSTRUMENT CAN BE CONTRACTUALLY SETTLED SUCH THAT THE INVESTOR RECEIVES SUBSTANTIALLY ALL OF ITS INITIAL RECORDED INVESTMENT, AND THEREFORE, THE CALL OPTION WILL NOT NEED TO BE BIFURCATED.

Please note that the Company will amend the Form 10-KSB and Form 10-QSBs once it receives clearance from the SEC that the Commission has reviewed the Company’s responses contained herein and concurs with such responses and the Company’s proposed changes to such filings. In the interim, should you have any questions concerning this Response Letter, please contact me at (303) 231-9095.

Very truly yours,

/s/ Jack Harper
Jack Harper President and Chief Executive Officer

cc:	Clayton E. Parker, Esq. and Christopher J. DeLise, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile)
Douglas Slaybaugh, Ehrhardt Keefe Steiner & Hottman PC (via facsimile)
Jason Niethamer, United States Securities and Exchange Commission (via facsimile)